Exhibit (d)(3)

AMENDED AND RESTATED EXPENSE LIMITATION AND

REIMBURSEMENT AGREEMENT

This expense limitation agreement (the “Agreement”) effective as of the 12th day of May, 2015 is entered into between MERIDIAN FUND, INC., a Maryland corporation (the “Corporation”) and ARROWPOINT ASSET MANAGEMENT, LLC, a Colorado limited liability company, located in Denver, Colorado (the “Adviser”).

WHEREAS, the Corporation and the Adviser have entered into a management agreement dated as of September 5, 2013 with respect to the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Contrarian Fund and a management agreement dated November 1, 2013 with respect to the Meridian Small Cap Growth Fund (the “Management Agreements”), pursuant to each of which the Corporation appointed the Adviser to act as investment adviser to the Corporation for the Meridian Equity Income Fund, Meridian Growth Fund, Meridian Contrarian Fund and Meridian Small Cap Growth Fund (the “Funds”).

WHEREAS, the Adviser desires to voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on the Start Date specified on Schedule A hereto (the “Start Date”) through the End Date specified on Schedule A hereto (the “End Date”) so that the ratio of expenses to average net assets of each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights do not exceed the amounts set forth Schedule A hereto;

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree to follows:

1.	For the period commencing on the Start Date through the End Date, the Adviser agrees it will voluntarily waive a portion of the investment advisory and/or administration fees and/or reimburse other expenses for the period commencing on the Start Date through the End Date so that the ratio of expenses to average net assets of the each class of each portfolio of the Corporation as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Schedule A.

2.	The parties agree to continue such waivers for the applicable Funds at least through the End Date.

3.	For a period not to exceed three (3) years for the date on which a waiver or reimbursement in excess of the expense limitation is made by the Adviser, the Funds will carry forward, and may repay the Adviser such amounts; provided the Funds are able to effect such reimbursement and maintain the expense limitation.

MERIDIAN FUND, INC.

By:	/s/ David Corkins
Name: David J. Corkins
Title: Principal Executive Officer and President

ARROWPOINT ASSET MANAGEMENT, LLC

By:	/s/ Derek Mullins
Name: Derek Mullins
Title: Chief Financial Officer

Schedule A

	Legacy Class	Investor Class	Institutional Class	Class A	Class C
Meridian Equity Income Fund	1.25%	1.35%	1.00%	1.60%	2.00%
Meridian Growth Fund	N/A	1.30%	0.85%	1.55%	2.25%
Meridian Contrarian Fund	N/A	1.35%	1.10%	1.60%	2.20%
Meridian Small Cap Growth Fund	1.20%	1.35%	1.10%	1.60%	2.25%
Start Date	10/31/14	10/31/14	12/19/14	05/27/15	05/27/15
End Date	10/30/15	10/30/15	12/18/15	05/26/16	05/26/16